UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: March 14, 2006

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K incorporates the Notice of Annual Meeting of Shareholders, Information Circular, Form of Proxy and Request for Annual and Interim Financial Statements and MD&A distributed to the Company’s shareholders of record as of March 3, 2006. The Information Circular was provided to shareholders in connection with the Company’s annual meeting to be held on April 13, 2006
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: March 14, 2006	By:	/s/ Robert S. Armstrong

Robert S. Armstrong,
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO THE SHAREHOLDERS:
     NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) will be held at the Best Western Richmond Hotel, 7551 Westminster Highway, Richmond, B.C., Canada, V6X 1A3, on Thursday, April 13, 2006 at 11:00 a.m. (Vancouver time), for the following purposes:
(1)	to receive the financial statements of the Company for the financial year ended December 31, 2005 and the report of the Auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to appoint the Auditors of the Company to hold office until the next annual meeting of the Company and to authorize the directors to fix the remuneration to be paid to the Auditors; and

(4)	to transact such other business as may properly be brought before the Meeting.
     Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.
     The directors of the Company have fixed the close of business on March 3, 2006 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of March 3, 2006 will be entitled to vote, in person or by proxy, at the Meeting.
     Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
     All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.
     DATED at Vancouver, British Columbia, as of this 14th day of March, 2006.
By Order of the Board of Directors
Robert S. Armstrong
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED
ANNUAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
Unless otherwise provided, the information herein is given as of February 28, 2006.
Solicitation of Proxies
This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual Meeting (the “Meeting”) by management of the Company. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding common shares of the Company (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Company.
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING
Number of Directors and Election of Directors
     Under the Articles of Amalgamation of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10) and the directors are authorized to determine the actual number of directors within that range to be elected from time to time. The Company currently has eight (8) directors. Each director of the Company is elected annually and holds office until the next Annual Meeting of the Company unless he or she sooner ceases to hold office. The Board of the Company has determined that the number of directors to be elected at the Meeting shall be seven (7), with one of the existing directors retiring and not standing for re-election at the Meeting. The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

Number of Common
Shares Beneficially
Name and		Principal Occupation or	Previous Service as	Owned, Controlled or
Municipality of Residence	Position with the Company	Employment (1)	a Director	Directed (1)(2)

David Edward Ritchie Leduc, Alberta, Canada	Chairman of the Board and a Director (3)	Chairman of the Board	Director since December 12, 1997	3,376,446(4)

Charles Edward Croft Vancouver, B.C., Canada	Vice-Chairman of the Board and a Director; Chairman of Compensation Committee Member of Nominating and Corporate Governance Committee;	President and Director, Falcon Pacific Financial Corp. (private investment company) and its subsidiaries (8)	Director since June 17, 1998	15,850(9)

Peter James Blake Vancouver, B.C., Canada	Chief Executive Officer and a Director (5)	Chief Executive Officer of the Company	Director since December 12, 1997	64,882

Clifford Russell Cmolik Surrey, B.C., Canada	Director; Member of Compensation Committee	Businessman (6)	Director since December 12, 1997	2,704,337(7)

Eric Patel Vancouver, B.C., Canada	Director; Chairman of Nominating and Corporate Governance Committee Member of Audit Committee;	Business Consultant	Director since April 14, 2004	2,850

Number of Common
Shares Beneficially
Name and		Principal Occupation or	Previous Service as	Owned, Controlled or
Municipality of Residence	Position with the Company	Employment (1)	a Director	Directed (1)(2)

Beverley Anne Briscoe Vancouver, B.C., Canada	Director; Member of Audit Committee and Nominating and Corporate Governance Committee	Business Consultant (10)	Director since October 29, 2004	1,600

Robert Waugh Murdoch Salt Spring Island, B.C., Canada	Director	Businessman (11)	Director since February 20, 2006	—

(1)	This information has been provided by the respective nominee as of February 28, 2006.

(2)	The number of Common Shares held includes Common Shares beneficially owned, directly or indirectly (other than stock options), or over which control or direction is exercised by the proposed nominee. See the table below for disclosure of stock option information.

(3)	Mr. Ritchie was the Chief Executive Officer until October 31, 2004, when he retired from the position of Chief Executive Officer.

(4)	190,750 of such shares are held by D.E.R. Auctions Ltd. and 3,185,496 of such shares are held by Davcorp Investments Ltd., both of which are controlled by Mr. Ritchie. Mr. Ritchie also holds 200 Common Shares personally.

(5)	Mr. Blake was Senior Vice-President and Chief Financial Officer of the Company until October 31, 2004; he was appointed Chief Executive Officer of the Company effective November 1, 2004.

(6)	Mr. Cmolik was the President and Chief Operating Officer of the Company until his retirement in July 2002.

(7)	1,960,568 of such shares are held by C.R.C. Auctions Ltd. and 739,436 of such shares are held by Cmolik Enterprises Ltd., both of which are controlled by Mr. Cmolik. Mr. Cmolik holds the remaining 4,333 shares personally.

(8)	Mr. Croft was a director of a Canadian private company that entered into a Plan of Arrangement in 2004, immediately following his resignation as a director thereof. The company subsequently emerged from protection in 2004.

(9)	15,000 of such shares are held by Falcon Pacific Financial Corp., a company controlled by Mr. Croft.

(10)	Ms. Briscoe is also a director of Duke Energy Income Fund, DTI Dental Technologies Inc., BC Railway Company, and Westminster Savings Credit Union. In addition, Ms. Briscoe is Chair of the BC Government’s Industry Training Authority.

(11)	Mr. Murdoch was appointed to the Company’s Board effective February 20, 2006. Mr. Murdoch was President and CEO of Lafarge Corporation and remains a director of that company. He is also a member of the international advisory board of Lafarge Corporation’s majority shareholder Lafarge S.A. Mr. Murdoch is also a director of Sierra Systems Group Inc., Lallemand Inc. and Timberwest Forest Corp.
     In addition to the information presented above regarding Common Shares beneficially owned, controlled or directed, the directors of the Company held the following stock options (all of which vested at the grant date, except for the options granted to Mr. Blake, which vested one year from the grant date) as of the date of this Information Circular:

			Number of	Exercise
Nominee	Grant Date	Expiry Date	Options Granted	Price (U.S.$)	Total Exercised	Total Unexercised

David Ritchie	Feb. 13, 2004	Feb. 13, 2014	37,400	$26.46	—	37,400

Peter Blake	Jan. 24, 2006	Jan. 24, 2016	24,000	$44.09	—	24,000
	Jan. 25, 2005	Jan. 25, 2015	20,800	$32.41	—	20,800
	Feb. 13, 2004	Feb. 13, 2014	22,400	$26.46	—	22,400
	Jan. 30, 2003	Jan. 30, 2013	30,000	$15.53	15,400	14,600

			97,200		15,400	81,800

Russell Cmolik	Feb. 13, 2004	Feb. 13, 2014	8,000	$26.46	—	8,000
	Jan. 30, 2003	Jan. 30, 2013	8,000	$15.53	—	8,000

			16,000		—	16,000

Charles Croft	Feb. 13, 2004	Feb. 13, 2014	8,000	$26.46	—	8,000
	Jan. 30, 2003	Jan. 30, 2013	8,000	$15.53	—	8,000
	Feb. 11, 2002	Feb. 11, 2012	6,000	$13.05	—	6,000
	Jan. 31, 2001	Jan. 31, 2011	6,000	$11.68	—	6,000
	Feb. 1, 2000	Feb. 1, 2010	6,000	$13.35	—	6,000
	Feb. 21, 1999	Feb. 21, 2009	7,000	$13.44	—	7,000

			41,000		—	41,000

     The Company is not aware that any of the above nominees will be unable or unwilling to serve as a director of the Company; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Board, in its discretion, may select.

     G. Edward Moul has served as the Lead Director of the Board since 2002. Mr. Moul has given notification to the Board that he will retire from the Board and will not stand for re-election at the Meeting. As a result, the Board intends that, subject to him being re-elected to the Board at the Meeting and confirmation by the directors elected at the Meeting, Charles E. Croft be appointed as the Lead Director of the Board to succeed Mr. Moul. The Lead Director is an outside, unrelated and independent director of the Company whose role it is to coordinate the activities of the outside directors and to assist the Board in fulfilling its duties effectively, efficiently and independent of management. The Lead Director role is intended to work in conjunction with the Chairman to enhance Board effectiveness and manage the activities of the Board. Any shareholder wishing to contact the Lead Director may do so by phoning 604-233-6153 or by sending an email to LeadDirector@rbauction.com.
     It is also anticipated that, subject to her being re-elected to the Board at the Meeting and confirmation by the directors elected at the Meeting, Beverley A. Briscoe will be appointed Chair of the Audit Committee to succeed Mr. Moul. The Board also intends to appoint a new member to the Audit Committee immediately following the meeting. Additional disclosure relating to the Company’s audit committee as required under Multilateral Instrument 52-110 is contained in the Company’s Annual Information Form under the heading “Audit Committee Information”. The Annual Information Form of the Company will be filed on SEDAR and available on their website at www.sedar.com. A copy of the Company’s Annual Information Form may also be obtained by making a request to the Corporate Secretary of the Company.
Board and Committee Attendance
     The following tables present information about Board of Directors and Committee meetings and attendance by directors at such meetings for the year ended December 31, 2005. The overall 2005 attendance record by directors at Board and Committee meetings was 98%.

Board and Committee Meetings Held	Number of Meetings
Board of Directors	8
Audit Committee	9
Compensation Committee	2
Nominating and Corporate Governance Committee	8

Summary of Attendance of Directors	Board Meetings	Committee Meetings
David Ritchie	7 of 8	N/A
Peter Blake	8 of 8	N/A
C. Russell Cmolik	8 of 8	2 of 2
Charles Croft	8 of 8	10 of 10
Eric Patel	8 of 8	17 of 17
G. Edward Moul	8 of 8	11 of 11
Beverley Briscoe	8 of 8	16 of 17
Robert W. Murdoch (1)	N/A	N/A

(1)	Mr. Murdoch was appointed to the Board on February 20, 2006.
Compensation of Directors
     In addition to the reimbursement of reasonable travel and lodging expenses, non-employee directors of the Company received the following compensation in 2005:

Description of Fee	Amount of Fee
Annual fee for Board Membership	U.S.$	50,000 (1)
Annual fee for Board Chairman	U.S.$	150,000 (2)
Annual fee for Committee chairmanship	U.S.$	5,000
Meeting fee (per board or committee meeting)	U.S.$	500

(1)	Each director is required to use U.S.$25,000 of the annual fee to purchase Common Shares through the New York Stock Exchange (the “NYSE”) or Toronto Stock Exchange (the “TSX”) in compliance with the Company’s Policy Regarding Securities Trades by Personnel.

(2)	Mr. Ritchie ceased to be an employee director upon his retirement as Chief Executive Officer of the Company effective October 31, 2004, and began to receive the Board Chairman fee effective November 1, 2004.

     The total fees paid by the Company to the Board in 2005 were U.S.$315,000. In addition to the compensation outlined above, in prior years non-employee directors were also eligible to participate in the Company’s performance bonus program. However, the Board resolved in 2005 that non-employee directors would no longer be eligible to participate in the Company’s performance bonus program. Non-employee directors are also no longer eligible to participate in the Company’s Stock Option Plan. Employee directors do not receive additional compensation for their participation in Board or committee activities.
     At their meeting on February 20, 2006, the Board approved a revised compensation plan for directors for 2006. Non-employee directors of the Company will receive the following compensation in 2006:

Description of Fee	Amount of Fee
Annual fee for Board Chairman	U.S.$	100,000
Annual fee for Board Membership	U.S.$	60,000	(1)
Annual additional fee for Board Vice-Chairman	U.S.$	50,000
Annual fee for Committee chairmanship (excluding Audit Committee)	U.S.$	10,000
Annual fee for Audit Committee chairmanship	U.S.$	15,000
Meeting fee (per minuted meeting in excess of two hours)	U.S.$	1,000

(1)	Each director is required to use U.S.$25,000 of the annual fee to purchase Common Shares through the NYSE or the TSX in compliance with the Company’s Policy Regarding Securities Trades by Personnel.
     There were no other arrangements under which non-employee directors were compensated during 2005. No non-employee directors earned any compensation during 2005 for consultancy or other services provided to the Company.
Appointment of Auditors
     The Company proposes that KPMG LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as Auditors of the Company for the year ending December 31, 2006 and that the Audit Committee be authorized to fix their remuneration. KPMG LLP has been the Auditors of the Company and its predecessors since 1974. The Audit Committee is satisfied that KPMG LLP meets the relevant independence requirements and is free from conflicts of interest that could impair their objectivity in conducting the Company’s audit. The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.
     In addition to retaining KPMG LLP to audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2005, the Company retained KPMG LLP to provide various non-audit services in 2005. The Audit Committee is required to pre-approve all non-audit related services performed by KPMG LLP. The aggregate fees billed for professional services by KPMG LLP and its affiliates during fiscal 2005 and 2004 were as follows:

	Fiscal 2005	Fiscal 2004
Audit Fees	$627,000	$496,000
Audit-Related Fees	105,000	—
Tax Fees	745,000	406,000
All Other Fees	—	—

Total Fees	$1,477,000	$902,000

     The nature of each category of fees is as follows:
Audit Fees:
     Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of the Company’s consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees:
     Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:
     Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).
     The Audit Committee is responsible for the appointment, compensation and oversight of the work of the Company’s independent auditor and is required to pre-approve all non-audit related services performed by KPMG LLP. Accordingly, the Audit Committee has adopted a pre-approval policy. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
     None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since January 1, 2005 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
     Other than as set out herein, no “informed person” (as defined under Multilateral Instrument 51-102) of the Company, any proposed director of the Company or any associate or affiliate of such persons, has had or has any material interest, direct or indirect, in any transaction since January 1, 2005 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.
     During the 12-month period ended December 31, 2005, the Company paid approximately U.S.$0.8 million to D.E.R. Resorts Ltd. (“Resorts”), a company controlled by David E. Ritchie, the Chairman of the Board and the Company’s former Chief Executive Officer. The costs were incurred pursuant to agreements, approved by the Board, by which Resorts agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which were based on market prices for similar types of facilities and excursions. Management believes that the terms of the agreements were at least as favourable to the Company as could have obtained from a third party. The Company has entered into similar agreements with Resorts in the past and intends to do so in the future.
OTHER INFORMATION REGARDING THE COMPANY
EXECUTIVE COMPENSATION
Compensation
     The following table provides a summary of the compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the Company’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such officers are hereafter collectively called the “Named Executive Officers”).

Summary Compensation Table
(all amounts in U.S. dollars)

		Annual Compensation			Long-Term Compensation Awards
					Awards		Payouts
						Share or
					Securities	Share Units
					Under	Subject to
				Other Annual	Options	Resale	LTIP	All Other
		Salary	Bonus (2)	Compensation	Granted	Restrictions	Payouts	Compensation
Name and Principal Position (1)	Year	($)	($)	($)	(#)(4)	(#)	($)	($)
David E. Ritchie (3)	2005	150,000	Nil	Nil	Nil	Nil	Nil	Nil
Chairman	2004	400,000	330,000	17,906	37,400	Nil	Nil	Nil
	2003	380,000	570,000	18,800	Nil	Nil	Nil	Nil
Peter J. Blake (3)	2005	280,000	487,700	6,936	20,800	Nil	Nil	Nil
Chief Executive Officer	2004	213,333	360,000	6,530	22,400	Nil	Nil	Nil
	2003	200,000	300,000	3,700	15,000	Nil	Nil	Nil
Robert S. Armstrong (3)	2005	175,000	325,000	11,464	3,700	Nil	Nil	Nil
Vice-President Finance,	2004	145,833	260,000	14,500	4,000	Nil	Nil	Nil
Chief Financial Officer	2003	110,000	200,000	7,900	5,000	Nil	Nil	Nil
and Corporate Secretary
Guylain Turgeon	2005	240,750	394,000	94,138	6,400	Nil	Nil	Nil
Managing Director —	2004	217,500	343,000	114,475	10,000	Nil	Nil	Nil
European Operations	2003	183,900	275,800	68,060	7,800	Nil	Nil	Nil
Randall J. Wall (5)	2005	250,000	440,000	5,791	18,800	Nil	Nil	Nil
President — Canada,	2004	208,333	347,000	10,180	20,400	Nil	Nil	Nil
Europe and Middle	2003	200,000	300,000	6,650	30,000	Nil	Nil	Nil
East
Robert K. Mackay	2005	240,000	450,000	11,732	18,800	Nil	Nil	Nil
President — USA, Asia	2004	206,667	348,000	9,485	22,400	Nil	Nil	Nil
and Australia (6)	2003	200,000	300,000	6,800	30,000	Nil	Nil	Nil

(1)	All Named Executive Officers are employed by wholly- owned subsidiaries of the Company.

(2)	All bonuses were earned by the Named Executive Officers in the fiscal year noted but were paid subsequent to the end of the applicable year. Bonuses include additional bonus amounts paid to the Named Executive Officer in accordance with the Company’s Executive Long Term Incentive Plan adopted in 2004 (see discussion below under “Executive Long Term Incentive Plan”). All of the Named Executive Officers, except for Mr. Ritchie, received in 2004 and 2005 an additional bonus award of $100,000 under the Plan, which is included in the bonus amount in this table.

(3)	David E. Ritchie retired from the position of Chief Executive Officer effective October 31, 2004. Peter J. Blake, formerly the Company’s Senior Vice-President and Chief Financial Officer, was appointed Chief Executive Officer effective November 1, 2004. Robert S. Armstrong was appointed Vice-President Finance, Chief Financial Officer and Corporate Secretary effective November 1, 2004, having served previously as the Company’s Vice-President Finance and Corporate Secretary.

(4)	Securities under options granted have been retroactively adjusted in the table to reflect the two-for-one stock split of the Common Shares that occurred on May 4, 2004.

(5)	Mr. Wall was appointed President — Canada, Europe and Middle East effective December 1, 2005. Prior to that date, he was President and Chief Operating Officer of the Company.

(6)	Mr. Mackay was appointed President — United States, Asia and Australia effective December 1, 2005. Prior to that date, he was Executive Vice-President of the Company.
Stock Options Granted in the 2005 Financial Year (1)

Market Value of
Securities
		% of Total Options		Underlying Options
		Granted to	Exercise Price	on the Date
	Securities Under	Employees in 2005	(U.S.$	of Grant
Name	Options Granted	Financial Year	per share)	(U.S.$ per share)	Expiration Date
David E. Ritchie	Nil	—%	$—	$—	—
Peter J. Blake	20,800	9.7%	$32.41	$32.41	January 25, 2015
Robert S. Armstrong	3,700	1.7%	$32.41	$32.41	January 25, 2015

				Market Value of
				Securities
		% of Total Options		Underlying Options
		Granted to	Exercise Price	on the Date
	Securities Under	Employees in 2005	(U.S.$	of Grant
Name	Options Granted	Financial Year	per share)	(U.S.$ per share)	Expiration Date
Guylain Turgeon	6,400	3.0%	$32.41	$32.41	January 25, 2015
Randall J. Wall	18,800	8.8%	$32.41	$32.41	January 25, 2015
Robert K. Mackay	18,800	8.8%	$32.41	$32.41	January 25, 2015
Aggregate Option Exercises during 2005 Financial Year and Option Value at December 31, 2005

Value of Unexercised
In-The-Money Options
		Aggregate Value	Unexercised Options	at December 31, 2005
	Securities Acquired	Realized	at December 31, 2005	(in U.S. dollars)
Name	on Exercise	(in U.S. dollars)	(Exercisable/Unexerc isable)	(Exercisable/Unexercisable)(1)
David E. Ritchie	N/A	N/A	37,400/Nil	$590,546/Nil
Peter J. Blake	N/A	N/A	47,000/20,800	$1,011,131/$204,672
Robert S. Armstrong	4,000	$106,603	23,400/3,700	$626,009/$36,408
Guylain Turgeon	N/A	N/A	39,100/6,400	$995,903/$62,976
Randall J. Wall	N/A	N/A	82,000/18,800	$2,069,867/$184,992
Robert K. Mackay	30,000	$646,339	22,400/18,800	$353,696/$184,992

(1)	The closing price of the Common Shares on the NYSE on December 31, 2005 was $42.25.
Executive Long Term Incentive Plan
     The Company’s executive long term incentive plan (the “ELTIP”) encourages senior employees and officers of the Company to use performance bonus payments to purchase and hold Common Shares through the administrator of the plan. Under the ELTIP, a participant may choose to contribute up to 100% of his performance bonus to the ELTIP and the administrator will use such contribution to purchase Common Shares in open market purchases on the NYSE during a specific period within the first trading window of the relevant fiscal year, as provided for under the Company’s Policy Regarding Securities Trades by Company Personnel. The Common Shares so purchased will be held by the administrator for the participant and the participant agrees not to withdraw any Common Shares so held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant). Under the ELTIP, the Company agrees to pay to participants an additional cash bonus award that equals the amount of their contributions under the ELTIP that year, subject to certain maximum thresholds.
     The ELTIP does not involve any issuance of Common Shares from the Company. The Company has also adopted share ownership guidelines, pursuant to which participants in the ELTIP are required to hold Common Shares with a value at least equal to a certain multiple of their base salary. The multiple of the base salary that is required of participants in the ELTIP depends on the participant’s seniority with the Company, and ranges from one times salary to three times salary.
     The Company believes that this plan, together with the Share Ownership Guidelines adopted by the Company, will facilitate the alignment of the interests of the senior employees and officers of the Company with those of the shareholders by promoting ownership of Common Shares of the Company by senior employees and officers and rewarding the creation of shareholder value over the long term.
Termination of Employment, Changes in Responsibility and Employment Contracts
     The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated with eight weeks notice (or less in certain circumstances) or payment in lieu thereof.

     The Company has no compensatory plan or arrangement to compensate the Named Executive Officers in the event of the termination of employment (for any reason, including resignation, retirement, or change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Named Executive Officers in the event of termination without just cause.
Composition of the Compensation Committee
     The Compensation Committee of the Company consists of Messrs. Croft, Moul and Cmolik. Mr. Cmolik was employed by the Company in the position of President and Chief Operating Officer until his retirement in July 2002. The Board has determined that all three members of the Compensation Committee are independent directors (as defined under applicable securities legislation) since August 2005. Mr. Moul is not standing for re-election at the Meeting; the Board will appoint his successor on the Compensation Committee following the Meeting.
Report on Executive Compensation
     The Company’s policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Company is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals; and (3) ensure that the interests of management and the Company’s shareholders are aligned.
     The total compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company consists primarily of base salary and a bonus based on the financial performance of the Company. The Named Executive Officers also receive annual option grants in accordance with the Company’s stock option plan and are entitled to participate in the Company’s ELTIP. The imputed value of options granted is considered in the determination of total compensation, as is the value of benefits and any other perquisites received by a particular individual. The Company does not have a predetermined relative emphasis for each of the various components of compensation.
     Base salary levels for the Named Executive Officers have been determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s performance during the prior year and (ii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee. In 2004, the Committee retained the services of Mercer Consulting to help it assess the appropriateness of the Company’s executive compensation arrangements and the proposed ELTIP. The Committee did not retain similar services in 2005.
     The Chief Executive Officer’s base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors, including Mercer Consulting. The Chief Executive Officer’s base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on industrial equipment manufacturers and distributors. The Company has not had pre-established factors and criteria upon which the Chief Executive Officer’s total compensation is based. In light of the fact that a new Chief Executive Officer was appointed during 2004, the Committee undertook a fresh investigation of the available information before arriving at the current CEO salary.
     Base salary levels for the other Named Executive Officers are benchmarked against salary levels of senior operational management located in the Company’s regional and divisional offices. Operational management salaries are determined in accordance with a compensation plan that considers both objective factors such as sales volume and profitability and subjective factors. The Company’s goal is to provide total compensation that is above the average for comparable positions at industrial equipment manufacturers and distributors.
     Awards of executive bonuses depend upon whether the Company has met pre-tax earnings targets established by the Compensation Committee and approved by the Board of Directors for the year. The amount of such bonuses is not subject to any minimum amount but is subject to a maximum of 150% of the combined base salaries of the participants. The amounts of the executive bonus awards are linked directly to formulas that provide small bonus amounts as pre-tax earnings approach target levels and larger amounts if pre-tax earnings exceed target levels. In determining the CEO’s bonus for 2005, the Compensation Committee undertook a formal evaluation process involving interviews with members of senior management.
Report presented by:
Charles E. Croft (Chairman)
G. Edward Moul
C. Russell Cmolik
Performance Graph
     The following graph compares the percentage change in the value of U.S.$100 invested in Common Shares of the Company with U.S.$100 invested in the Russell 2000 Index from December 31, 2000 to December 31, 2005 (the Company’s most recent financial year end).

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
Ritchie Bros. Auctioneers (RBA)	100	120	156	256	319	407
Russell 2000 Index	100	101	79	115	135	139
Directors and Senior Executives Liability Insurance and Indemnity Agreements
     The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of U.S.$20 million annual protection against liability (less a deductible of U.S.$750,000 for securities claims and U.S.$250,000 for other claims) and U.S.$5 million of excess coverage for directors only. The annual premium paid by the Company in 2005 for this insurance was U.S.$212,000. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
     The Company has a stock option plan that provides for the award of stock options to employees, directors and officers of the Company and to other persons approved by the Compensation Committee. The maximum number of Common Shares reserved for issuance under the stock option plan is 3,000,000 Common Shares (being 9% of total issued and outstanding shares at the date of this Information Circular), of which 1,061,568 Common Shares (being 3% of total issued and outstanding shares) have been issued, 1,018,548 Common Shares are reserved for issuance upon exercise of options that have been granted (3 % of total issued and outstanding shares) and 919,884 Common Shares (3% of total issued and outstanding shares) remain available for future options to be granted. Stock options are granted at the closing market price of the Common Shares on the NYSE as of the grant date.
     Options granted under the stock option plan are subject to vesting conditions imposed by the Compensation Committee. Most of the options granted under the stock option plan are subject to vesting one year from the grant date. The term of the options is generally 10 years from the date of grant and all options are not transferable. Unless otherwise determined by the Compensation Committee, the outstanding options will remain exercisable until the earliest of: (i) 10 years from the date of grant, (ii) 60 days from the date on which the optionee ceases to be employed by, or provide services to, the Company, or (iii) if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the 60-day period described in clause (ii) above, 180 days from the date of death.
     The stock option plan provides that, subject to the requirements of the applicable regulatory authorities and stock exchanges, the plan may be amended, suspended or terminated by the Compensation Committee or the Board at any time and in any manner without approval from the shareholders or option holders, except where such amendments (i) adversely affect or are prejudicial to the right of an optionee holding options previously granted (unless such amendment was necessary to comply with applicable securities laws or rules of the stock exchanges); (ii) decrease the number of Common Shares which may be purchased under an option; (iii) increase the exercise price of Common Shares subject to options; (iv) extend the term of any option beyond 10 years or the latest date permitted under applicable laws; (v) grant any option if the Plan is suspended or terminated; or (vi) change or adjust any outstanding Incentive Stock Option without the consent of the optionee if such adjustment will result in such option ceasing to qualify as an Incentive Stock Option. As the amendment power of the Compensation Committee and the Board is subject to requirements of applicable regulatory authorities, including the TSX, it should be noted that the TSX through recently published staff notice has indicated that they will not require shareholder approval for the following types of amendments:
(a)	amendments of a “housekeeping nature”;

(b)	a change to the vesting provisions of a security or a plan;

(c)	a change to the termination provisions of a security or a plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve.
     However, the TSX has also indicated that it will require listed companies to obtain shareholder approval for the following types of amendments to their stock option plan:
(a)	any amendment to the number of securities issuable under the plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require additional security holder approval;

(b)	any change to the eligible participants which would have the potential of broadening or increasing insider participation;

(c)	the addition of any form of financial assistance;

(d)	any amendment to a financial assistance provision which is more favourable to participants;

(e)	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the plan reserve; and

(f)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.
          As a result, the power of the Compensation Committee or the Board to amend the stock option plan without seeking shareholder approval is limited in the above-mentioned circumstances and any other circumstances where the NYSE, the TSX or applicable securities laws specifically require shareholder or option holder approval.
          The following table sets out the number of securities authorized for issuance under the Company’s stock option plan at the date of this Information Circular:

		Weighted-Average	Number of Securities Remaining
	Number of Securities to be Issued	Exercise Price of	Available for Future Issuance
	upon Exercise of Outstanding	Outstanding	under Equity Compensation Plans
	Options (A)	Options	(Excluding (A))
Equity compensation plans approved by security holders – stock option plan	1,018,548 (3% of total issued and outstanding shares)	$26.35	919,884 (3% of total issued and outstanding shares)
REPORT ON CORPORATE GOVERNANCE
          The Board and the Company believe that good corporate governance practices are essential for the effective and prudent operation of the Company and for enhancing shareholder value. The Board’s Nominating and Corporate Governance Committee is responsible for reviewing and, if deemed necessary, recommending changes to the Company’s corporate governance practices.
          In June 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Instrument”), and a related National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”) established by the Canadian Securities Administrators (CSA), came into effect and replaced the TSX guidelines for effective corporate governance. The table below sets out disclosure requirements of Form 58-101F1 under the Instrument and the Company’s corresponding corporate governance disclosure.
          In addition, any foreign private issuer listed on the NYSE is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements (the “NYSE Rules”) applicable to United States companies.
          Additional information about the Company’s corporate governance practices, including copies of the charters of the committees of the Company’s Board of Directors, can be found on the Company’s website at www.rbauction.com.

Disclosure Requirements under 58-101F1	Company Disclosure
1. Board of Directors	Directors during 2005:
(a) Disclose the identity of directors who are independent.

(b) Disclose the identity of directors who are not
independent, and describe the basis for that determination.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
	•	G. Edward Moul – independent;
	•	Charles E. Croft – independent;
	•	Eric Patel – independent;
	•	Beverley A. Briscoe – independent;
	•	C. Russell Cmolik – Mr. Cmolik retired from the position of President and COO of the Company in July 2002 and was not considered an independent director until August 2005;
	•	David E. Ritchie – non-independent director – Mr. Ritchie retired from his position as CEO effective October 31, 2004; and
	•	Peter J. Blake – non-independent director – Mr. Blake is an executive officer of the Company (CEO).
Director nominee in 2006:
	•	Robert W. Murdoch – independent.
The Board determined the independence of the foregoing directors in accordance with applicable NYSE listing standards and corporate governance rules and, with respect

Disclosure Requirements under 58-101F1	Company Disclosure
to the Audit Committee, SEC independence standards. The directors who are noted as “independent” above also satisfy the independence requirements under the Instrument and the Guidelines.

Mr. Ritchie is a significant shareholder of the Company, beneficially owning or controlling 9.8% of the outstanding Common Shares as of the date of this Information Circular. Mr. Cmolik beneficially owned 7.9% of the outstanding Common Shares as of the date of this Information Circular.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries.

The Board considers Mr. Moul, Mr. Croft, Mr. Patel, Ms. Briscoe and Mr. Murdoch to be independent as none of them has any material relationship with the Company. Mr. Cmolik was not considered independent until August 2005, by virtue of having served as President and COO of the Company until July 2002. Mr. Ritchie is not independent because he served as CEO of the Company until October 31, 2004 and Mr. Blake is not independent as a result of his employment with the Company as CEO. A majority of the directors are independent.

None of the independent directors works in the day-to-day operations of the Company, is party to any material contracts with the Company, receive, directly or indirectly, any fees or compensation from the Company other than as directors, or has any other material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

For directorships of the directors of the Company in other reporting issuers (or equivalent), please refer to disclosure on page 2.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
The independent directors held two meetings and several informal sessions in 2005 without management present. These meetings were chaired by Mr. Moul. Such meetings are scheduled regularly during the year, often immediately before the Board’s Audit Committee meetings.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
Mr. Moul was the Lead Director of the Board in 2005 and has served as the Lead Director of the Company since 2002. The Lead Director is responsible for coordinating the activities of the independent directors and administering the Board’s relationship with management and the CEO. Mr. Moul’s role is to ensure greater independence of the Board from management and to act as a liaison between management and the Board.

Mr. Moul has announced his intention not to stand for re-election at the Company’s 2006 Annual Meeting. The Board intends to appoint a new Lead Director immediately following the Meeting.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to disclosure on page 3 for Board and Committee meeting attendance. The Board achieved an attendance record of 98% in 2005. Agenda and materials in relation to Board and Committee meetings are usually circulated to directors for their review in advance of the meetings.

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board mandate is available on the Company’s website (www.rbauction.com). The mandate of the Board is to supervise management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

• the Canadian Business Corporations Act;

• the Company’s Articles of Amalgamation and By-laws;

• the Company’s Code of Business Conduct and Ethics;

• the charters of the Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

• the Company’s Corporate Governance Guidelines; and

• other applicable laws and Company policies. The Board or designated Board Committees approve significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee supervises the implementation of such decisions and reviews the results. Copies of the Company’s Code of Business Conduct and Ethics and charters of the Board committees can be found on the Company’s website.

Disclosure Requirements under 58-101F1	Company Disclosure
The Board meets with the CEO and other executive officers of the Company from time to time to discuss and review internal measures and systems adopted by the management to ensure a culture of integrity throughout the organization.

The Board is involved in the Company’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company’s performance in relation to strategic initiatives at least quarterly. Management has undertaken a strategic planning process, with regular Board involvement in the process. During fiscal 2005, there were eight meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Company’s affairs.

The Board, through the Audit Committee, is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company’s industry, the environment and foreign currencies. The Audit Committee meets regularly to review reports from management of the Company and discuss significant risk areas with management and the external auditors. The Board, through the Audit Committee, ensures that the Company adopts appropriate risk management policies.

The Board is responsible for choosing the CEO, appointing the Executive Officers and for monitoring their performance. The Nominating and Corporate Governance Committee is responsible for developing guidelines and procedures for selection and long-range succession planning for the Chief Executive Officer, and the Committee also ensures that processes are in place to recruit qualified senior managers, and to train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs. The Board supports management’s commitment to training and developing all employees.

The Board reviews all the Company’s major communications, including annual and quarterly reports. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company’s communication policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law. Shareholders can provide feedback to the Company in a number of ways, including via e-mail or calling a toll-free telephone number. Shareholders are also able to contact directly the Lead Director via email or telephone. The Company has implemented procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company’s Code of Business Conduct and Ethics.

The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company’s internal control processes and management information systems. The Company’s Disclosure Committee regularly reports to the Audit Committee on the quality of the Company’s internal control processes. The Company has also adopted a disclosure policy.

The Nominating and Corporate Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the report on corporate governance included in the Company’s Information Circular. The committee monitors best practices among major Canadian and U.S. companies to ensure the Company continues to carry out high standards of corporate governance. The Board has adopted corporate governance guidelines, which are available on the Company’s website.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe
The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The Board mandate and the charters of the Committees of the Board of Directors are considered to be position descriptions for the Chairman and the Lead Director of the Board and the chairs of the committees. The Board has adopted a position description for the CEO. The CEO has overall responsibility for all Company operations.

The Board reviews and approves the corporate objectives that the CEO is responsible for meeting and such corporate objectives form a key reference point for the review and assessment of the CEO’s performance.

Disclosure Requirements under 58-101F1	Company Disclosure
how the board delineates the role and responsibilities of the CEO.	The Board has defined the limits to management’s authority. The Board expects management, among other things, to:

• review the Company’s strategies and their implementation in all key areas of the Company’s activities, provide relevant reports to the Board related thereto and assist the Board in its strategic planning for the Company

• carry out a comprehensive planning process and monitor the Company’s financial performance against the annual plan approved by the Board.

• identify opportunities and risks affecting the Company’s business, develop and provide relevant reports to the Board related thereto and, with consultation of the Board, implement appropriate mitigation strategies.

4. Orientation and Continuing Education (a) Briefly describe what measures the board takes to orient new directors regarding	All new directors receive an orientation binder, which includes a record of historical public information about the Company, a copy of the Company’s Code of Business Conduct and Ethics, the mandate of the Board and the charters of the Board committees, and other relevant corporate and business information. In addition, the Company’s orientation for directors involves meeting with senior management of the Company and an interactive introductory discussion about the Company, providing the directors with an opportunity to ask questions. New directors are also encouraged to attend a Company auction shortly after their appointment.
(i) the role of the board, its committees and its directors, and
(ii) the nature and operation of the issuer’s business.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Senior management makes regular presentations to the Board on the main areas of the Company’s business and updates the Board quarterly on the Company’s financial and operating performance. Periodically, directors tour the Company’s various facilities and are expected to attend Company auctions.

Directors are encouraged to take relevant professional development courses at the Company’s expense.

5. Ethical Business Conduct (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees.	The Board has adopted a Code of Business Conduct and Ethics and can be found on the Company’s website.

The Board and management review and discuss from time to time the effectiveness of the Company’s Code of Business Conduct and Ethics and any areas or systems that may be further improved.
(i) Disclose how a person or company may obtain a copy of the code.
(ii) Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	There has been no material change report that has been filed that pertains to any conduct of a director or executive officer that constitutes a departure of the code.

(iii) Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Company complies with the relevant provisions under the Canada Business Corporations Act that deal with conflict of interest in the approval of agreements or transactions and the Company’s Code of Business Conduct and Ethics sets out additional guidelines in relation to conflict of interest situations. The Company, through directors’ and officers’ questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that a director or officer may have.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company was founded on and the business continues to be successful largely as a result of a commitment to ethical conduct and doing what is right. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees by being in attendance at most of the Company’s industrial auctions. This culture is clearly articulated in the Company’s strategy document, which was approved by the Board.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.	The Nominating and Corporate Governance Committee reviews the competencies and skills of the Board from time to time and identifies any area where additional strength may be needed. When considering and identifying potential candidates for new directors to be added to the Board, the Committee considers those areas where additional strength may be needed. The Nominating and Corporate Governance Committee also has adopted an assessment process for the Board and Committees.

The Board reviews its composition and size on a regular basis. In 2003, the Board increased its size from five to six members and added a seventh member prior to the 2005 Annual Meeting. The Board feels that this size is reasonable given the current size and complexity of the Company. In anticipation of certain existing directors contemplating retirement, the Board continues to identify suitable candidates for new directors. In February 2006, the Board increased its size from seven to eight and

Disclosure Requirements under 58-101F1	Company Disclosure
appointed a new director, Robert Murdoch, in anticipation of Mr. Moul’s departure from the Board. Mr. Moul, an existing director, has decided not to stand for re-election at the upcoming Annual Meeting and as a result, the number of directors that shareholders are being asked to elect at the 2006 Annual Meeting is seven. The Company believes that the new directors that have been added to the Board in recent years have brought additional experience to the Board and have allowed the Board to increase the number of unrelated and independent directors, while still permitting it to operate in an efficient manner.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Company currently has a Nominating and Corporate Governance Committee, composed entirely of independent directors. The Committee has three members:

Chair: Eric Patel

Members: Charles E. Croft and Beverley A. Briscoe

The Committee is responsible for proposing new nominees to the Board, in accordance with the guidelines articulated in the Nominating and Corporate Governance Committee’s charter, which is available on the Company’s website.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Nominating and Corporate Governance Committee has the responsibility for overseeing the evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors, by virtue of its charter. The charter of the Nominating and Corporate Governance Committee can be found on the Company’s website.

7. Compensation (a) Describe the process by which the board determines the compensation for issuer’s directors and officers.	Please refer to the discussion included in the Report on Executive Compensation on page 8 and to the discussion of director compensation on page 3.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Board has appointed a compensation committee. This Committee has three members:

Chair: Charles E. Croft

Members: C. Russell Cmolik and G. Edward Moul

The NYSE Rules for United States companies require that all of the members of a Compensation Committee be independent. The Board determined that the Company has been in compliance with this requirement since August 2005.

This Committee met twice in 2005 and all members attended all meetings.

The charter of the Compensation Committee can be found on the Company’s website.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Compensation Committee are as described in its charter, a copy of which can be found on the Company’s website.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
The Compensation Committee reviews directors’ and executive officers’ compensation on a regular basis. In 2004 the Committee engaged outside advisors to assist with its review. To make its recommendation on directors’ and executive officers’ compensation, the Committee takes into account the types of compensation and the amounts paid to directors and officers of other comparable companies. The Committee did not consider it necessary to engage outside advisors to assist in its review in 2005 because of the work performed in 2004.

See “Compensation of Directors” on page 3 for information about the compensation received by the directors in 2005.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
The Board introduced an assessment process for the Board and its committees in 2005. The process is administered by the Nominating and Corporate Governance Committee. It considers Board and Committees performances relative to the Board mandate or relevant Committee charters, as appropriate, and provides a mechanism for all directors to assess and provide comments on Board and Committee performance.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
          No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
          The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at February 28, 2006 according to the records of Computershare Trust Company of Canada, the registrar and transfer agent of the Company, there are 34,458,900 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on March 3, 2006 are entitled to receive notice of and to vote at the Meeting. The directors of the Company have fixed the close of business on March 3, 2006 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.
          To the knowledge of the directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or control or direct Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company.
GENERAL PROXY INFORMATION
Appointment and Revocation of Proxies
          The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.
          A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder’s behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should check the second box on the proxy and insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.
          A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.
Voting of Shares Represented by Proxy
          A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

          If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice in the proxy as to how his shares are to be voted with respect to any matter to be acted upon, the shares will be voted accordingly.
          If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the other matters identified therein.
Amendments or Variations and Other Matters
          Management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed Notice of the Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.
Validity of Proxy
          A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy.
          A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.
Deposit of Proxy
          In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
Non-registered Shareholders
          Non-registered shareholders whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered shareholders. Accordingly, unless a non-registered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders’ meetings, non-registered shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. If non-registered shareholders wish to attend and vote the shares owned by them directly at the Meeting, such non-registered holders should follow the procedure in the directions and instructions provided by or on behalf of the intermediary. For example, they can insert their name in the space provided on the request for voting Instructions or proxy form or request a form of proxy which will grant the non-registered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.
          Only registered shareholders as of March 3, 2006 (the record date for voting at the Meeting) have the right to vote in person at the Meeting or to execute, deliver or revoke a proxy with the Company in respect of voting at the Meeting.

          The Company has not sent any proxy-related materials that solicit votes or voting instructions directly to any non-registered shareholders. Non-registered shareholders who wish to vote or change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to make necessary voting arrangements, change the vote and if necessary revoke the relevant proxy.
ADDITIONAL INFORMATION
          The Company will provide to any person or company, upon request to the Corporate Secretary of the Company, a copy of the Company’s current Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference, the Company’s consolidated comparative financial statements for its most recently completed fiscal year together with the accompanying report of the auditor and management’s discussion and analysis of financial condition and results of operations (“MD&A”), any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed fiscal year that have been filed together with the relevant MD&A and the Company’s information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information. Additional information relating to the Company, including financial information provided in the Company’s comparative financial statements and MD&A, is available on the SEDAR website at www.sedar.com.
SHAREHOLDERS PROPOSALS
          Shareholder proposals to be considered at the 2007 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than December 14, 2006 to be included in the information circular and form of proxy for such Annual Meeting.
APPROVAL OF CIRCULAR
          The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.
          Dated at Richmond, British Columbia, this 14th day of March, 2006.
By Order of the Board of Directors
Robert S. Armstrong
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED
2006 ANNUAL MEETING TO BE HELD ON APRIL 13, 2006
PROXY
To be completed by shareholders who will NOT be attending the Annual Meeting in person.
The undersigned shareholder of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) hereby nominates, constitutes and appoints (select one):
☐ Charles E. Croft or, failing him, Peter J. Blake, or
☐                                                                                                       of
     (Check the second box and insert the name and address of an alternate person , if you do not wish to appoint Mr. Croft or Mr. Blake)
as proxyholder of the undersigned, with full power of substitution, to attend the Annual Meeting of the Company to be held on April 13, 2006 and any adjournment thereof (the “Meeting”), with authority to act and vote thereat for and on behalf of the undersigned. The undersigned hereby directs the proxyholder to vote the Common Shares of the Company registered in the name of the undersigned in respect of the matters indicated below as follows:

	VOTE	WITHHOLD
Election of Directors	FOR	VOTE
To elect as a director of the Company:	☐	☐
David Edward Ritchie	☐	☐
Charles Edward Croft	☐	☐
Peters James Blake	☐	☐
Clifford Russell Cmolik	☐	☐
Eric Patel	☐	☐
Beverley Anne Briscoe	☐	☐
Robert Waugh Murdoch	☐	☐

Auditors
To appoint KPMG LLP, Chartered Accountants as Auditor for the Company and to authorize the directors to fix the Auditor’s remuneration.	☐	☐
é	ù		Signed this day of , 2006.

Signature of Shareholder

Name of Shareholder (Please print clearly as registered)
ë	û

Number of Shares

(See “General Proxy Information” in the Information Circular for further information regarding proxies for use at the Meeting)

RITCHIE BROS. AUCTIONEERS INCORPORATED
ANNUAL MEETING
APRIL 13, 2006
INSTRUCTIONS
1.	This proxy is solicited by the management of RITCHIE BROS. AUCTIONEERS INCORPORATED for use at the Annual Meeting (the “Meeting”) of the shareholders to be held on April 13, 2006 and any adjournment thereof. Please refer to the Information Circular (the “Information Circular”) accompanying this proxy for further information.
2.	If you are NOT able to be personally present at the Meeting, please date and sign the form of proxy on the reverse hereof and return it in the envelope provided to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid, instruments appointing a proxyholder must be deposited with Computershare Trust Company of Canada no later than 48 hours before the time of the Meeting or any adjournment thereof (namely, 11:00 a.m. (Vancouver time) on April 11, 2006).
3.	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on the proxy. If the shareholder specifies a choice with respect to any matter, such shares will be voted accordingly. If no choice is specified with respect to a matter identified in the proxy and one of the persons named in this proxy is appointed as proxyholder, the shares of the shareholder represented by this proxy will be voted “FOR” each of the matters identified in the proxy.
4.	The authority conferred hereunder may be exercised at the sole discretion of the proxyholder in respect of: (i) each matter set out for which no voting choice is indicated, (ii) any amendments to or variation in any of the matters listed, and (iii) other matters which may properly come before the Meeting or any adjournment thereof.
5.	A shareholder has the right to appoint a person as proxyholder at the Meeting other than Charles E. Croft or Peter J. Blake and may do so by checking the second box and inserting in the blank space provided the name and address of the person whom the shareholder wishes to appoint.
6.	If this proxy is not dated in the space provided, authority is hereby given to the proxyholder named herein to date this proxy on the date on which the Company mailed it. If the number of shares is not indicated in the space provided, all of the shares registered in the name of the undersigned will be voted as provided for.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Request for Annual and Interim Financial Statements and MD&A
Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Ritchie Bros. Auctioneers Incorporated (the “Corporation”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis form (“MD&A”) to a person or company that owns shares of the Corporation that requests them. However, in compliance with the requirements under the Canada Business Corporations Act, the Corporation will send to all registered shareholders the annual financial statements and related MD&A.
So, if you are a non-registered holder and you wish to receive the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, OR if you are a registered shareholder and wish to receive interim financial statements and MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation at the following address:
RITCHIE BROS. AUCTIONEERS
Attention: Corporate Secretary
6500 River Road
Richmond, BC, Canada V6X 4G5
The Corporation reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.
Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return this form to the Corporation’s registrar and transfer agent.
Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive (i) interim financial statements and MD&A which the Corporation may send to securityholders in 2006 and any other period prior to the Corporation sending a new request form in 2007 and/or (ii) annual financial statements and MD&A for the fiscal year ending December 31, 2006. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.
A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.
* * * * * * * * * * * *

(COMPLETE AND RETURN THIS FORM)
RETURN FORM
RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Corporation”)
(Please mark the appropriate box with a “X”)

Registered Holder

☐	The undersigned is a registered holder of common shares of the Corporation and hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2006 and any subsequent quarters before a new Return Form is sent by the Corporation

Non-Registered Holder

☐	The undersigned is a beneficial holder of common shares of the Corporation and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the year ended December 31, 2006 and MD&A for such statements		☐

(b)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2006 and any subsequent quarters before a new Return Form is sent by the Corporation		☐

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name:

Address:

Signature:		Date:

Name and title of person signing if different from name above:

Name and address of broker or intermediary

through which securities are held, if applicable:

FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.